Exhibit 97
Ally Financial Inc.
ALLY FINANCIAL INC.
Requirements for the Recovery of Erroneously Awarded Incentive-Based Compensation under NYSE Listing Standard 303A.14
Approved as of October 6, 2025
SECTION 1. Background
Section 303A.14 of the New York Stock Exchange (NYSE) Listed Company Manual (Listing Standard) requires each listed issuer to adopt and comply with a policy for recovering erroneously awarded incentive-based compensation as defined and under the conditions and circumstances described therein. Ally Financial Inc. (Company), through the Compensation, Nominating, and Governance Committee (Committee) of its Board of Directors (Board), adopts these requirements (Requirements) to comply with the Listing Standard.
SECTION 2. Definitions and Rules of Construction
Unless the context otherwise requires, the following definitions apply for purposes of these Requirements.
•Executive Officer means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Company. Executive officers of the Company’s subsidiaries are deemed Executive Officers of the Company if they perform such policy making functions for the Company. Policy-making function is not intended to include policymaking functions that are not significant. Identification of an Executive Officer for purposes of these Requirements will include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).
•Financial Reporting Measures means any of the following: (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) stock price, and (iii) TSR. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.
•Incentive-Based Compensation means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
•Incentive-Based Compensation is deemed Received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
•SEC means the U.S. Securities and Exchange Commission.
•TSR means total shareholder return.
These Requirements will be interpreted in a manner consistent with the Listing Standard.

SECTION 3. Statement of Requirements
Except as set forth in Section VI, the Company will recover reasonably promptly the amount of Erroneously Awarded Incentive-Based Compensation (as defined in Section V) in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (Restatement).
SECTION 4. Scope of Requirements
These Requirements apply only to Incentive-Based Compensation Received by a person:
•after beginning service as an Executive Officer,

Exhibit 97
Ally Financial Inc.
•who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation,
•while the Company has a class of securities listed on a national securities exchange, and
•during the three completed fiscal years immediately preceding the date that the Company is required to prepare a Restatement.
For each person subject to these Requirements, such a period of time is the Recovery Period that applies to the person. In addition to the Recovery Period, these Requirements apply to any transition period (that results from a change in the Company’s fiscal year) within or immediately following the Recovery Period. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.
For purposes of determining the relevant Recovery Period, the date that the Company is required to prepare a Restatement is the earlier to occur of:
•the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, and
•the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
For clarity, the Company’s obligation to recover Erroneously Awarded Incentive-Based Compensation (as defined in Section V) under these Requirements is not dependent on if or when a Restatement is filed.
Notwithstanding anything else in these Requirements, the Company is only required to apply these Requirements to Incentive-Based Compensation Received on or after October 2, 2023.
SECTION 5. Amount Subject to Recovery
The amount of Incentive-Based Compensation subject to recovery under these Requirements (Erroneously Awarded Incentive-Based Compensation) is the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.
For Incentive-Based Compensation based on stock price or TSR, where the amount of Erroneously Awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in a Restatement:
•the amount will be determined by the Committee based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was Received, and
•the Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.
SECTION 6. Exceptions
The Company will recover Erroneously Awarded Incentive-Based Compensation in compliance with these Requirements except to the extent that the Committee has made a determination that recovery would be impracticable and at least one of the following two conditions has been met.
•The direct expense paid to a third party to assist in enforcing these Requirements would exceed the amount to be recovered. Before concluding it would be impracticable to recover any amount of Erroneously Awarded Incentive-Based Compensation based on expense of enforcement, the Company will make a reasonable attempt to recover such Erroneously Awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE.
•Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Exhibit 97
Ally Financial Inc.
SECTION 7. Prohibition Against Indemnification
Notwithstanding the terms of any indemnification arrangement or insurance policy involving or covering any person subject to these Requirements, the Company will not indemnify any Executive Officer or former Executive Officer against the loss of Erroneously Awarded Incentive-Based Compensation, including any payment or reimbursement for the cost of insurance obtained by such a person to fund or hedge against a recovery under these Requirements.
SECTION 8. Disclosure
The Company will file all disclosures with respect to these Requirements, including recoveries under these Requirements, in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable SEC filings.
SECTION 9. Administration; Amendment; Termination
All determinations under these Requirements will be made by the Committee, including determinations about how to enforce these Requirements and determine the appropriate method of recovering Erroneously Awarded Incentive-Based Compensation. All determinations of the Committee will be final, binding, and conclusive and need not be uniform across persons subject to these Requirements.
The Committee may amend these Requirements from time to time and may terminate these Requirements at any time, in each case in its sole discretion.
SECTION 10. Effectiveness; Other Recoupment Rights
These Requirements are effective as of December 1, 2023. Any right of recoupment under these Requirements is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company and its affiliates under applicable law, any code or policy of the Company, any employment agreement, any equity-award agreement, or any other agreement, arrangement, or requirement. If any conflict or overlap exists between these Requirements and any other agreement, arrangement, or requirement, these Requirements will control.